SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K


RECD S.E.C.
AUG 7 2002
1086



02047940

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.


BCE
Bell Canada
Enterprises

News Release

For Immediate Release

BCE RAISES $2 BILLION IN COMMON SHARES TO FUND BELL BUYBACK

Montréal (Québec), August 7, 2002 – BCE Inc. (TSX, NYSE: BCE) announced today that, further to its August 1st, 2002 shelf prospectus filing, it has signed an underwriting agreement in connection with a public offering of BCE common shares, at a price of $24.45 per share, for total gross proceeds of approximately $2 billion assuming full exercise of the over-allotment option.

A major portion of the offer was subscribed by the accounts managed by certain of the Capital Group International, Inc. investment management companies and funds managed by Capital Research and Management Company.

The net proceeds resulting from the sale of the common share offering will be used to pay part of the acquisition price of SBC Communications Inc.'s indirect minority interest in Bell Canada.

The closing of the offering is scheduled to occur on August 12, 2002, and is subject to certain conditions set forth in the underwriting agreement.

The common equity offering was placed by a syndicate of underwriters with RBC Capital Markets acting as lead manager and global book runner, Scotia Capital, co-lead and Canadian co-book runner, Credit Suisse First Boston, co-lead and US co-book runner and BMO Nesbitt Burns, co-lead manager.

Common shares offered outside the United States to non-US persons will not be registered under the US Securities Act. The portion of the common shares to be sold in the United States or in circumstances where registration of the common shares is required has been registered under a registration statement filed with the US Securities and Exchange Commission. A copy of the prospectus and related prospectus supplement may be obtained from RBC Capital Markets, 1 Place Ville Marie, Suite 300, Montreal, Quebec H3B 4R8.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.